As filed with the Securities and Exchange Commission on October 25, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PENGROWTH ENERGY TRUST
(Exact name of Registrant as specified in its charter)

Alberta, Canada	1311	98-0185056
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No., if applicable)
Suite 2900, 240 – 4th Avenue S.W.
Calgary, Alberta
T2P 4H4 Canada
(403) 233-0224
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Copies to:

Brad D. Markel Bennett Jones LLP 4500 Bankers Hall East 855 – 2nd Street S.W. Calgary, Alberta Canada T2P 4K7 (403) 298-3247	Andrew J. Foley Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 212-373-3000

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.
Province of Alberta, Canada
(Principal jurisdiction regulating this offering (if applicable))

It is proposed that this filing shall become effective (check appropriate box below):

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☑	at some future date (check appropriate box below)

1.	☐	pursuant to Rule 467(b) on (date) at (time) (designate a time not sooner than 7 calendar days after filing).

2.	☐	pursuant to Rule 467(b) on (date) at (time) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on (date ).

3.	☑	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.   ☑

Title of each class	Amount to be	Maximum	Amount of
of securities to be registered	registered (1)	aggregate offering price(2)	registration fee(3)(4)
Trust Units (without nominal or par value)
Subscription Receipts
Total	$2,067,600,000	$2,067,600,000	$63,475

(1)	There are being registered under this Registration Statement such indeterminate number of trust units (“Trust Units”) and subscription receipts (“Subscription Receipts”) of the Registrant as shall have an aggregate initial offering price not to exceed Cdn $2,000,000,000. Any security registered under this Registration Statement may be sold separately or together with another security registered under this Registration Statement.

(2)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Role 457(o) under the Securities Act of 1933. The proposed maximum initial offering price per security will be determined, from time to time, by the Registrant in connection with the sale of the securities registered under this Registration Statement.

(3)	Pursuant to Rule 457(p), the Registrant is reducing the amount of its registration fee otherwise payable pursuant to Rule 457(o), by $63,475. The Registrant previously paid $192,602 in filing fees to the Securities and Exchange Commission (the “Commission”) in connection with a registration statement on Form F-10 (file no. 333-137221) filed on September 8, 2006, from which only 41.04% of the securities were sold and the remaining 58.96% of the securities were not sold. The initial filing fees were paid by wire transfer to the Commission’s account at Mellon Bank, Pittsburgh, PA.

(4)	Based upon the noon buying rates in the City of New York for cable transfers as certified for customs purposed by the Federal Reserve Bank of New York. On October 23, 2007, the inverse of the noon buying rate was Cdn $1.00 equalled US $1.0338.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

DATED OCTOBER 24, 2007
BASE SHELF PROSPECTUS

New Issue	Amended and Restated Short Form Base Shelf Prospectus	October 24, 2007

PENGROWTH ENERGY TRUST

$2,000,000,000

Trust Units
Subscription Receipts

     We may, from time to time, offer for sale under this short form prospectus, during the 25 month period that the receipt for our short form prospectus dated September 15, 2006 remains effective, up to $2,000,000,000 (or the equivalent in other currencies or currency units at the time of issue) of: (i) trust units (“Trust Units”); or (ii) subscription receipts, each of which entitles the holder to receive, upon satisfaction of certain release conditions and for no additional consideration, one Trust Unit (the “Subscription Receipts”, and together with the Trust Units, the “Securities”). We may offer Securities in such amount as we may determine in light of market conditions. The specific variable terms of any offering of Securities will be set forth in one or more shelf prospectus supplements (each, a “Prospectus Supplement”) including: (i) in the case of Trust Units, the number of Trust Units offered, the issue price (in the event the offering is a fixed price distribution) and any other terms specific to the Trust Units being offered; and (ii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the issue price, the terms, conditions and procedures pursuant to which the holders thereof will become entitled to receive Trust Units and any other terms specific to the Subscription Receipts being offered.

     Neither the SEC nor any state securities commission has approved or disapproved of these Securities nor passed upon the accuracy or adequacy of this amended and restated short form base shelf prospectus (the “Prospectus”). Any representation to the contrary is a criminal offence.

     All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, unless an exemption from the prospectus delivery requirement has been granted. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

     We are permitted, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. Our financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of United States companies or trusts. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to our annual consolidated financial statements and in the reconciliation of our financial statements to United States generally accepted accounting principles, both of which are incorporated by reference in this Prospectus.

     Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are formed under the laws of the Province of Alberta, Canada, most of the Corporation’s directors, all of the officers of the Corporation and most of the experts named in this Prospectus are residents of Canada, and a substantial portion of our assets and all or a significant portion of the assets of those persons are located outside of the United States.

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The SEC permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information included herein and in the documents incorporated by reference herein to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.

If you are a United States holder of Trust Units, you should be aware that the purchase, holding or disposition of the Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in this Prospectus and any applicable Prospectus Supplement fully, and obtain independent tax advice as necessary.

The outstanding Trust Units are listed and posted for trading on the New York Stock Exchange (“NYSE”) under the symbol “PGH” and on the Toronto Stock Exchange (“TSX”) under the symbol “PGF.UN”. Any offering of Subscription Receipts will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts will not be listed on any securities exchange. Certain dealers may make a market in the Subscription Receipts, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Subscription Receipts or as to the liquidity of the trading market, if any, for the Subscription Receipts.

We may sell Securities to, or through, underwriters or dealers purchasing as principals or through agents designated by us from time to time. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby. The Prospectus Supplement relating to a particular offering of Securities will also set forth the terms of the offering of such Securities, including, to the extent applicable, the name or names of any underwriters, dealers or agents, any fees, discounts or other remuneration payable to such underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, and, in the event the offering is a fixed-price distribution, the initial offering price and the proceeds that we will receive.

In connection with any offering of Securities, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Trust Units at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

On October 31, 2006, the Minister of Finance (Canada) announced proposed tax measures, which will materially and adversely change the manner in which Pengrowth is taxed and will also change the character of the distributions to you for Canadian federal income tax purposes (the “SIFT Rules”). On June 22, 2007, the SIFT Rules became law when Bill C-52 received Royal Assent. It is expected that the SIFT Rules will apply to Pengrowth and its Unitholders commencing in 2011, provided that Pengrowth does not exceed the limits on “normal growth” prior to that time. See “Recent Developments — Changes to Tax Legislation Affecting Pengrowth and its Unitholders” and “Risk Factors” — The SIFT Rules are expected to materially and adversely affect Pengrowth, our Unitholders and the value of the Trust Units”.

The return on your investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of your initial investment is at risk, and the anticipated return on your investment is based on many performance assumptions. Although we intend to make distributions of a portion of our available cash, these cash distributions may be reduced or suspended. Cash distributions are not guaranteed. Our ability to make cash distributions and the actual amount distributed will depend on numerous factors including, among other things: our financial performance, debt obligations, restrictive debt covenants, working capital requirements, future capital requirements and the timing and application of the SIFT Rules, all of which are susceptible to a number of risks. In addition, the market value of the Trust Units may decline as a result of many factors, including our inability to meet our cash distribution targets in the future and the possibility that the SIFT Rules could apply to Pengrowth and its Unitholders earlier than 2011, and that decline may be significant. It is important for you to consider the particular risk factors that may affect the industry in which we operate, and therefore the stability of the distributions you would receive. See “Risk Factors”. This section also describes our assessment of those risk factors, as well as potential consequences to you if a risk should occur.

ii

(cover page continued)

The after-tax return to Unitholders, for Canadian income tax purposes, from an investment in Trust Units can be made up of both a return on, and a return of, capital. That composition may change over time, thus affecting your after-tax return. Subject to the SIFT Rules, returns on capital are generally taxed as ordinary income in the hands of a Unitholder who is a resident of Canada for purposes of the Tax Act and are subject to Canadian withholding tax in the hands of a Unitholder who is not a resident of Canada at the rate of 25%, unless such rate is reduced under the provisions of a tax convention between Canada and the jurisdiction of residence of the Unitholder. Pursuant to the SIFT Rules, provided that the SIFT Rules do not apply to Pengrowth and its Unitholders earlier, commencing in 2011 certain of our distributions which would otherwise have been taxed, or subject to Canadian withholding tax, as ordinary income to Unitholders will be characterized and taxed as dividends to such Unitholders in addition to being subject to tax at corporate rates at the trust level and, in the case of a Unitholder who is not a resident of Canada, such deemed dividends will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax convention between Canada and the jurisdiction of residence of the Unitholder. Returns of capital are, and will be under the SIFT Rules, generally tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder’s adjusted cost base in the Trust Units for purposes of the Tax Act). Returns of capital to a Unitholder who is not a resident of Canada for purposes of the Tax Act or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act are, and will be under the SIFT Rules, subject to a 15% Canadian withholding tax. Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances, including the effect of the SIFT Rules on a prospective investment in Trust Units. See “Distributions”.

The offering of Trust Units is subject to approval of certain legal matters on our behalf by Bennett Jones LLP, Calgary, Alberta and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. No underwriter or dealer in Canada or the United States has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, we are not a trust company and, accordingly, are not registered under any trust and loan company legislation as we do not carry on, or intend to carry on, the business of a trust company.

Our principal head office and registered office are each located at 2900, 240 – 4th Avenue S.W., Calgary, Alberta T2P 4H4.

The date of this Prospectus is October 24, 2007.

iii

DEFINITIONS AND OTHER MATTERS

All dollar amounts in this Prospectus and in any Prospectus Supplement are expressed in Canadian dollars, except where otherwise indicated. References to ‘$” or “Cdn.$” are to Canadian dollars and references to “U.S.$” are to United States dollars.

This Prospectus is part of a registration statement on Form F-10, relating to the Securities, that we filed with the SEC. Under the registration statement, we may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate initial offering amount of $2,000,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add to, update or change information contained in this Prospectus. Before you invest, you should read both this Prospectus and any applicable Prospectus Supplement. This Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus or included in any Prospectus Supplement is determined using Canadian generally accepted accounting principles, which we refer to as “Canadian GAAP”. “U.S. GAAP” means generally accepted accounting principles in the United States. The financial statements incorporated by reference herein have been prepared in accordance with Canadian GAAP, which differs from U.S. GAAP. Therefore, the financial statements incorporated by reference in this Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to the respective notes to our comparative consolidated financial statements or the related U.S. GAAP reconciliation for a discussion of the principal differences between financial results calculated under Canadian GAAP and under U.S. GAAP.

In this Prospectus and in any Prospectus Supplement, the following terms shall have the following meanings:

“CP Acquisition” refers to the acquisition by Pengrowth of the CP Assets for a total purchase price of $1.0375 billion, which occurred on January 22, 2007;

“CP Assets” refers to certain oil and gas producing assets of ConocoPhillips Canada acquired pursuant to the CP Acquisition;

“Computershare” refers to Computershare Trust Company of Canada;

“Corporation” refers to Pengrowth Corporation, a corporation existing under the laws of the Province of Alberta;

“Manager” refers to Pengrowth Management Limited, a corporation existing under the laws of the Province of Alberta;

“SEC” refers to the United States Securities and Exchange Commission;

“Tax Act” refers to the Income Tax Act (Canada), and the regulations promulgated thereunder, as amended from time to time;

“Trust” refers to Pengrowth Energy Trust, an oil and gas royalty trust existing under the laws of the Province of Alberta pursuant to the Trust Indenture;

“Trust Indenture” refers to the Trust’s amended and restated trust indenture dated June 11, 2007 between the Corporation and Computershare;

“Trust Unit” refers to a trust unit of the Trust, but does not include the Class A trust units;

“Unitholders” refers to the holders of Trust Units and, to the extent the context requires, the Class A trust units; and

“we”, “us”, “our” and “Pengrowth” refer to the Trust and the Corporation on a consolidated basis as the context requires.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and with the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the Corporation at 2900, 240 – 4th Avenue S.W., Calgary, Alberta T2P 4H4 (telephone: 1-800-223-4122) and are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this Prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the secretary of the Corporation at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

The following documents of the Trust filed with securities commissions or similar authorities in each of the provinces of Canada and the SEC are incorporated by reference into this Prospectus:

(a)	the annual information form of the Trust dated March 30, 2007 for the year ended December 31, 2006 (“AIF”);

(b)	the management information circular dated May 1, 2007 for the annual and special meeting of Unitholders held on June 11, 2007;

(c)	management’s discussion and analysis for the year ended December 31, 2006;

(d)	the comparative consolidated annual financial statements as at and for the year ended December 31, 2006, together with the notes thereto and the report of the auditors thereon, including the auditors’ report on internal control over financial reporting;

(e)	management’s discussion and analysis for the period ended June 30, 2007;

(f)	the comparative consolidated interim financial statements as at and for the six months ended June 30, 2007, together with the notes thereto;

(g)	the business acquisition report dated October 31, 2006 filed in connection with the Esprit Merger (as defined herein);

(h)	the business acquisition report dated March 16, 2007 filed in connection with the CP Acquisition;

(i)	the disclosure of the Trust’s oil and gas producing activities prepared in accordance with SFAS No. 69 — “Disclosure about Oil and Gas Producing Activities”, which was filed on SEDAR under the category “Other” on October 12, 2007; and

(j)	the reconciliation of the comparative consolidated interim financial statements of the Trust as at and for the six months ended June 30, 2007 to United States generally accepted accounting principles, which was filed on SEDAR under the category “Other” on October 12, 2007.

Any annual information form, audited consolidated financial statements (together with the auditor’s report thereon) and related management’s discussion and analysis, information circular, material change reports, business acquisition reports and any interim unaudited consolidated financial statements and related management’s discussion and analysis subsequently filed by us with the securities commissions or similar regulatory authorities in the relevant provinces and territories of Canada after the date of this Prospectus and prior to the termination of the offering of any Securities under any Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, we may incorporate by reference into this Prospectus information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended.

Any statement contained in this Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to be incorporated by reference herein or to constitute a part of this Prospectus.

Upon a new annual information form and related annual financial statements and the accompanying management’s discussion and analysis being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form and all annual financial statements, interim financial statements and the accompanying management’s discussion and analysis, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the currency of this Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated in this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

One or more Prospectus Supplements containing the specific variable terms for an issue of Securities and other information in relation to such Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the offering of the Securities covered by any such Prospectus Supplement.

You should rely only on the information contained in, or incorporated by reference into, this Prospectus or any Prospectus Supplement and on the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these Securities in any jurisdiction where the offer is not permitted by law.

FORWARD-LOOKING STATEMENTS

This Prospectus, including certain documents incorporated by reference in this Prospectus, contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this Prospectus, including certain documents incorporated by reference in this Prospectus, include, but are not limited to, statements with respect to: the use of proceeds from any offering made under this Prospectus or a Prospectus Supplement, benefits and synergies resulting from Pengrowth’s corporate and asset acquisitions, business strategy and strengths, goals, focus and the effects thereof, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, production additions from Pengrowth’s 2007 development program, the impact on production of divestitures in 2007, remaining producing reserves lives, operating expenses, royalty rates, net present values of future net revenue from reserves, commodity prices and costs, exchange rates, the impact of contracts for commodities, development plans and programs, tax horizon, future income taxes, taxability of distributions, the impact of proposed changes to Canadian tax legislation or U.S. tax legislation, abandonment and reclamation costs, government royalty rates and expiring acreage. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Risk Factors” in this Prospectus or in any Prospectus Supplement, under the heading “Risk Factors” in the AIF, under the heading “Business Risks” in our Management’s Discussion and Analysis for the year ended December 31, 2006, and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this Prospectus or any Prospectus Supplement, including any document incorporated by reference herein or therein are made as of the date of such document and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, including the documents incorporated by reference herein, are expressly qualified by this cautionary statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information about Pengrowth and the Securities, please refer to the registration statement.

We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC from the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system at www.sec.gov. You may read and download any public document that we have filed with the securities commissions or similar authorities in each of the provinces of Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Trust is a trust formed under, and governed by, the laws of the Province of Alberta. Most of the directors and officers of the Corporation, and most of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets and our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of the directors and officers of the Corporation and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.

NON GAAP MEASUREMENTS

As of the date of this Prospectus, Pengrowth no longer uses terms such as “funds generated from operations”, “funds generated from operations per trust unit”, “distributable cash” and “distributable cash per trust unit” to analyze operating performance, leverage and liquidity except where a reference is made to “Distributable Cash” pursuant to the Trust Indenture (see “Distributions”). Certain documents previously prepared by Pengrowth containing these terms are incorporated by reference in this Prospectus. These terms are not measures recognized by Canadian GAAP and do not have standardized meanings prescribed by Canadian GAAP. As a result, these measures may not be comparable to similar measures presented by other issuers. Investors are cautioned that “funds generated from operations”, “funds generated from operations per trust unit”, “distributable cash” and “distributable cash per trust unit” should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP. These measures are intended to provide the reader of the financial statements with a measure of the cash available to be distributed under the Trust Indenture, to help with comparisons within the oil and gas industry in relation to the performance of oil and gas assets and to facilitate the understanding of the results of our operations and financial position.

Pengrowth has substituted the above non-GAAP terms with certain Canadian GAAP measures such as “distributions paid or declared”, “cash flow from operating activities” and “net income”. Distributions paid or declared include amounts paid or declared during a calendar year which relates to the twelve month production period commencing January through December wherein the related distributions are paid March through February of the following year. Cash flow from operating activities will be used instead of distributable cash with the main difference being that cash flow from operating activities is determined after non-cash working capital changes.

Pengrowth will continue to use the terms payout ratio and operating netbacks which do not have standardized meanings under Canadian GAAP and therefore may not be comparable with the calculation of a similar measure by other entities. Historically payout ratio was calculated as distributions paid or declared divided by distributable cash; however as a result of the above mentioned changes, Pengrowth’s payout ratio will now be calculated as distributions paid or declared divided by cash flow from operating activities. This reflects the proportion of cash flow paid out to Unitholders and not re-invested in the business.

PENGROWTH ENERGY TRUST

Introduction

The Trust is an energy investment trust that was created under the laws of the Province of Alberta on December 2, 1988. The purpose of the Trust is to purchase and hold royalty units (“Royalty Units”) and other securities issued by the Corporation, its majority-owned subsidiary, as well as other investments and to issue Trust Units to members of the public. The Corporation directly and indirectly acquires, owns and manages working interests and royalty interests in oil and natural gas properties. The Trust and the Corporation are managed by the Manager.

The Trust

The Trust is governed by the Trust Indenture. Under the Trust Indenture, the Trust has issued Trust Units and Class A trust units to Unitholders who are the beneficiaries of the Trust. Each Trust Unit and Class A trust unit represents a fractional undivided beneficial interest in the Trust. Our Unitholders are entitled to receive monthly distributions in respect of the royalty (“Royalty”) the Corporation pays to the holders of the Royalty Units it has issued, and in respect of investments that are held by the Trust.

The Trust presently holds 90.9% of the outstanding common shares (“Common Shares”) and all of the Royalty Units issued by the Corporation. The Trust also holds all of the issued and outstanding shares of, and a net profits interest granted by, Esprit Exploration Ltd. The Trust holds other permitted investments, including oil and gas processing facilities and cash. The Trust’s share of royalty income, together with any lease, interest and other income of the Trust, less general and administrative expenses, management fees, debt repayment, taxes and other expenses (provided that there is no duplication of expenses already deducted from royalty income), forms the cash to be distributed by the Trust.

The Corporation

The Corporation was created under the laws of the Province of Alberta on December 30, 1987. The name of the Corporation was changed from “Pengrowth Gas Corporation” to “Pengrowth Corporation” in 1998. The Corporation has 1,100 Common Shares outstanding, 1,000 of which are owned by the Trust and 100 of which are owned by the Manager.

The Corporation acquires, owns and operates working interests and royalty interests in oil and natural gas properties. The Corporation has issued Royalty Units which entitle the holders thereof to receive a 99% share of the “royalty income” related to the oil and natural gas interests of the Corporation.

The authorized capital of the Corporation includes exchangeable shares which will have economic and voting rights substantially equivalent to the Trust Units and which will be exchangeable, on certain conditions, for Trust Units. Holders of exchangeable shares will not receive dividends or distributions from the Trust, but will receive additional exchangeable shares in lieu of distributions. These additional exchangeable shares would be distributed by way of a stock split. To facilitate voting rights for the exchangeable shares, a special voting unit of the Trust has been authorized which will be entitled at any meeting of Unitholders to a number of votes equal to the number of outstanding exchangeable shares (not including exchangeable shares held by the Trust or its subsidiaries). There are presently no issued or outstanding exchangeable shares.

The Trust’s Subsidiaries

In addition to its interest in the Corporation, the Trust owns all of the issued and outstanding shares of Esprit Exploration Ltd. The Trust receives interest on the principal amount of Esprit Exploration Ltd.’s unsecured, subordinated promissory notes and payments from the net profits interest of Esprit Exploration Ltd. held by the Trust. The Corporation entered into an agency agreement dated October 2, 2006 with Esprit Energy Trust, Esprit Exploration Ltd. and all of its subsidiaries whereby the Corporation would provide certain services to Esprit Energy Trust, Esprit Exploration Ltd. and all of its subsidiaries. Services generally include, but are not limited to, the provision of all operating, financial, strategic, legal, regulatory, human resource, technology, record keeping, record management and general and administrative services.

Esprit Exploration Ltd. was acquired in connection with the strategic business combination with Esprit Energy Trust on October 2, 2006 (the “Esprit Merger”). Esprit Exploration Ltd. was created under the laws of Canada.

The Corporation’s Subsidiaries

The Corporation owns all of the issued and outstanding shares of Stellar Resources Limited, which holds a 0.01% partnership interest in each of Pengrowth Heavy Oil Partnership, Pengrowth Energy Partnership and Crispin Energy Partnership and acts as the general partner of each of the partnerships. The remaining 99.99% partnership interests in each of the foregoing partnerships are held by the Corporation. Pengrowth Heavy Oil Partnership and Pengrowth Energy Partnership were acquired in connection with the acquisition of certain properties from Murphy Oil Calgary Ltd. in 2004. Crispin Energy Partnership was acquired in connection with the acquisition of Crispin Energy Inc. in 2005. Each of Stellar Resources Limited, Pengrowth Heavy Oil Partnership, Pengrowth Energy Partnership and Crispin Energy Partnership were created under the laws of the Province of Alberta.

The Corporation owns all of the issued and outstanding shares of 1268071 Alberta Ltd., which in turn holds a 99.9% partnership interest in the Carson Creek Operating Partnership. The Corporation holds the remaining 0.1% partnership interest in the Carson Creek Operating Partnership. The Carson Creek Operating Partnership was acquired in connection with the acquisition of certain properties from ExxonMobil Canada Energy on September 28, 2006. Each of 1268071 Alberta Ltd. and the Carson Creek Operating Partnership were created under the laws of the Province of Alberta.

The Corporation owns all of the issued and outstanding shares of 1275708 Alberta Ltd., which in turn holds 100% of the issued and outstanding shares of 1265707 Alberta ULC and 1265706 Alberta ULC. 1265707 Alberta ULC holds a 58.22% partnership interest in 706-707 Partnership. 1265706 Alberta ULC holds the remaining 41.78% partnership interest in 706-707 Partnership. Each of 1265706 Alberta ULC, 1265707 Alberta ULC and 706-707 Partnership were acquired in connection with the acquisition of certain properties from ConocoPhillips Canada on January 22, 2007. 1275708 Alberta Ltd. also holds 100% of the issued and outstanding shares of 1265702 Alberta ULC, which in turn holds a 99.99% partnership interest in the 702 Partnership. 1265702 Alberta ULC holds 100% of the issued and outstanding shares of 1301253 Alberta Ltd., which in turn holds the remaining 0.01% partnership interest in the 702 Partnership. Each of 1275708 Alberta Ltd., 1265702 Alberta ULC, 1301253 Alberta Ltd. and 702 Partnership were created under the laws of the Province of Alberta.

The Manager

The Manager was created under the laws of the Province of Alberta on December 16, 1982. The principal business of the Manager is that of a specialty fund manager. The Manager currently provides advisory, management, and administrative services to the Trust and the Corporation. The Manager also attends to the acquisition, development, operation and disposition of oil and natural gas properties and other related assets on behalf of the Corporation.

James S. Kinnear, President and a director of the Manager and Chairman, President, Chief Executive Officer and a director of the Corporation, owns, directly or indirectly, all of the issued and outstanding voting securities of the Manager.

Intercorporate Relationships

The following diagram illustrates the organizational structure of Pengrowth as at the date hereof:

Summary Description of the Business

Pengrowth’s goal is to maximize cash distributions on a per unit basis over time while enhancing the value of such units. Pengrowth’s primary focus is on making accretive acquisitions, adding reserves production through development drilling and maximizing the value of Pengrowth’s mature property base by effectively producing Pengrowth’s properties, which includes the use of new development technologies, such as tertiary recovery operations, and implementing other operational efficiencies. The Corporation engages in limited exploration for oil and natural gas.

The Corporation directly and indirectly acquires, owns and operates its working interests and royalty interests in its various oil and natural gas properties as well as oil and gas processing facilities.

Pengrowth has grown throughout its history through an active program of acquisitions and financings and through development and exploration activities on its properties. Since 1988, Pengrowth has completed more than 57 acquisitions and has raised in excess of $3.7 billion through 21 public equity offerings. During its 18-year history, Pengrowth has distributed approximately $3.2 billion to Unitholders.

RECENT DEVELOPMENTS

Reduction in October 15, 2007 Monthly Distribution

On October 15, 2007, Pengrowth paid a monthly cash distribution of Cdn $0.225 per Trust Unit to Unitholders of record as of September 28, 2007. This most recent distribution represented a reduction of 10% or $0.025 from Pengrowth’s monthly distribution of $0.25 per Trust Unit for the first three quarters of 2007. See “Distributions — Historical Distributions”.

Asset Rationalization Program

Pengrowth completed asset sales for proceeds of approximately $451 million ($437 million net of adjustments) for the first nine months of 2007. The proceeds were used to partially repay the $600 million bridge facility. Pengrowth expects to realize additional proceeds of approximately $25 million bringing the total for 2007 to approximately $476 million from non-core property dispositions.

Changes to Royalty Legislation Affecting Pengrowth and its Unitholders

On September 18, 2007, the Alberta Royalty Review Panel released its report providing non-binding recommendations on modifications to the Alberta provincial royalty and tax regime. If the recommendations were implemented in their current form, it would adversely impact our earnings. It is not possible to predict at this time which of the recommendations, if any, will be adopted by the Government of Alberta and implemented and therefore what the impact will be on Pengrowth. See “Risk Factors — Changes in government regulations that affect the crude oil and natural gas industry could adversely affect Pengrowth and reduce our distributions to our Unitholders”.

Credit Facility

On June 17, 2007, the Trust entered into a new $1.2 billion extendible revolving term credit facility syndicated among eleven financial institutions. For details of the credit facility, see “Material Debt — Credit Facility”.

Private Placement of U.S. Unsecured Notes

On July 26, 2007, the Trust completed a U.S. $400 million private placement of 6.35% senior unsecured notes to a group of U.S. investors (the “2007 U.S. Senior Notes”), which are due in 2017. Interest on these notes is payable semi-annually. See “Material Debt — Senior Unsecured Notes”.

U.S. DRIP

On July 25, 2007, Pengrowth filed a registration statement with the SEC to expand its distribution reinvestment and trust unit purchase plan (“DRIP”) to permit Unitholders resident in the United States to participate in the DRIP. The enhanced DRIP permits Unitholders to elect to reinvest their cash distributions in additional Trust Units at a 5% discount to the weighted average closing price of the Trust Units on the TSX for the 20 trading days immediately preceding the cash distribution date. In addition, pursuant to the DRIP, Unitholders may purchase additional Trust Units for cash of up to Cdn.$1,000 (U.S.$900) per month under the same terms.

Changes to Tax Legislation Affecting Pengrowth and its Unitholders

On October 31, 2006, the Minister of Finance (Canada) announced proposed tax measures which will materially and adversely change the manner in which Pengrowth is taxed and will also change the character of the distributions to you for Canadian federal income tax purposes. On June 22, 2007, the SIFT Rules became law when Bill C-52 received Royal Assent. It is expected that the SIFT Rules will apply to Pengrowth and its Unitholders commencing in 2011, provided that Pengrowth does not exceed the limits on “normal growth” prior to that time. See “Risk Factors — The SIFT Rules are expected to materially and adversely affect Pengrowth, our Unitholders and the value of the Trust Units”.

USE OF PROCEEDS

The net proceeds to be derived from the sale of Securities will be the issue price less any commission paid in connection therewith and the expenses relating to the particular offering of Securities. Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, we intend to use the net proceeds from the sale of Securities for general business purposes, to repay indebtedness and/or to, directly or indirectly, finance future growth opportunities and capital expenditures. The amount of net proceeds to be used for any such purposes will be set forth in a Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities. We may, from time to time, issue securities (including debt securities) other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

We may sell Securities to, or through, underwriters or dealers purchasing as principals or through agents designated by us from time to time. Only those underwriters, dealers or agents named in a Prospectus Supplement will be the underwriters, dealers or agents in connection with the Securities offered thereby.

The Prospectus Supplement relating to a particular offering of Securities will also set forth the terms of the offering of the Securities including, to the extent applicable, the name or names of any underwriters, dealers or agents, any fees, discounts or other remuneration payable to such underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, and, in the event the offering is a fixed price distribution, the initial offering price and the proceeds that we will receive. The distribution of Securities may be effected from time to time in one or more transactions at fixed prices or at market prices prevailing at the time of sale, which prices may vary between purchasers and during the period of distribution of the Securities. Without limiting the generality of the foregoing, we may also issue some or all of the Securities offered by this Prospectus in exchange for securities or assets of other entities which we may acquire in the future.

Any offering of Subscription Receipts will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts will not be listed on any securities exchange. Certain dealers may make a market in the Subscription Receipts, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Subscription Receipts or as to the liquidity of the trading market, if any, for the Subscription Receipts.

Underwriters, dealers or agents who participate in the distribution of Securities under this Prospectus may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under securities legislation, including liabilities under the United States Securities Act of 1933, as amended, and applicable securities legislation in Canada, or contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

In connection with any offering of Trust Units under this Prospectus and any Prospectus Supplement, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

DESCRIPTION OF TRUST UNITS

The Trust Indenture

The Trust Units, along with the Class A trust units, are issued under the terms of the Trust Indenture. A maximum of 500,000,000 Trust Units and Class A trust units, in the aggregate, may be created and issued pursuant to the Trust Indenture, of which 246,365,243 Trust Units and 1,888 Class A trust units are issued and outstanding as at October 23, 2007. Each Trust Unit and Class A trust unit represents a fractional undivided beneficial interest in the Trust.

The Trust Indenture, among other things, provides for the establishment of the Trust, the issue of Trust Units and Class A trust units, the permitted investments of the Trust, the procedures respecting distributions to Unitholders, the appointment and removal of Computershare as trustee, Computershare’s authority and restrictions thereon, the calling of meetings of Unitholders, the conduct of business at such meetings, notice provisions, the form of trust unit certificates and the termination of the Trust. The Trust Indenture may be amended from time to time. Most amendments to the Trust Indenture, including the early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, require approval by an extraordinary resolution of the Unitholders. An extraordinary resolution of the Unitholders requires the approval of not less than 66 2/3% of the votes cast at a meeting of Unitholders held in accordance with the Trust Indenture at which two or more holders of at least five percent of the aggregate number of Trust Units and Class A trust units then outstanding are represented. Computershare, as trustee, is permitted to amend the Trust Indenture without the consent or approval of the Unitholders for certain purposes, including: (i) ensuring that the Trust complies with applicable laws or government requirements, including satisfaction of certain provisions of the Tax Act; (ii) ensuring that additional protection is provided for the interests of Unitholders as Computershare may consider expedient; and (iii) making typographical or other non-substantive changes that are not adverse to the interests of Computershare and the Unitholders.

The Trust is an energy investment trust formed under the laws of the Province of Alberta which offers and sells the Trust Units to the public. The Trust Units are not “deposits” within the meaning of the Canadian Deposit Insurance Corporation Act (Canada) (“CDIC Act”) and are not insured under the provisions of the CDIC Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on business of a trust company.

The Trustee

Computershare, as trustee, is generally empowered by the Trust Indenture to exercise any and all rights and powers that could be exercised by the beneficial owner of the assets of the Trust. Computershare’s specific responsibilities include, but are not limited to, the following: (i) reviewing and accepting subscriptions for Trust Units and Class A trust units and issuing Trust Units and Class A trust units subscribed for; (ii) subscribing for Royalty Units; (iii) issuing Trust Units in exchange for Royalty Units tendered to it for exchange; and (iv) maintaining records and providing timely reports to Unitholders. Computershare is authorized to delegate its powers and duties as trustee except as prohibited by law.

Computershare, as trustee, must exercise its powers and carry out its functions under the Trust Indenture honestly, in good faith and in the best interests of the Trust and the Unitholders, and must exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Computershare is not required to devote its entire time to the business and affairs of the Trust.

Computershare, as trustee, shall be reappointed or replaced every two years as may be determined by a majority of the votes cast at an annual meeting of the Unitholders. Computershare may resign upon 60 days notice to the Corporation. Computershare may be removed by extraordinary resolution of the Unitholders or by the Corporation in certain specific circumstances. Such resignation or removal shall become effective upon the acceptance of appointment by a successor.

Stock Exchange Listings

The outstanding Trust Units are listed and posted for trading on the NYSE under the symbol “PGH” and on the TSX under the symbol “PGF.UN”. The Class A trust units are not listed or posted for trading on the facilities of any stock exchange and are not transferable.

Ownership Restrictions

There are no restrictions on the ownership of the Trust Units. The Class A trust units may only be held by individuals, corporations or other entities that are not “non-residents” of Canada as that term is defined in the Tax Act.

Redemption Right

The Trust Units and Class A trust units are redeemable by Computershare, as trustee, on demand by a Unitholder, when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption, at a redemption price equal to the lesser of: (i) 95 percent of the average closing price of the Trust Units on the market designated by the board of directors of the Corporation (the “Board of Directors”) for the ten days after the Trust Units or Class A trust units are surrendered for redemption and (ii) the closing price of the Trust Units on such market on the date the Trust Units or Class A trust units are surrendered for redemption. The redemption right permits Unitholders to redeem Trust Units and Class A trust units for maximum proceeds of $25,000 in any calendar month provided that such limitation may be waived at the discretion of the Board of Directors. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of Royalty Units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the Trust Units or Class A trust units are to be redeemed. The price of Trust Units and Class A trust units, as applicable, for redemption purposes is based upon the closing trading price of the Trust Units irrespective of whether the units being redeemed are Trust Units or Class A trust units.

Conversion Rights

There are no conversion rights attached to the Trust Units. The Class A trust units may be converted into Trust Units on a one for one basis at any time upon demand by the holder thereof.

Voting at Meetings of Unitholders

Meetings of Unitholders may be called on 21 days notice and may be called at any time by Computershare, as trustee, or upon written request of Unitholders holding in the aggregate not less than five percent of the aggregate number of Trust Units and Class A trust units then outstanding, and shall be called by Computershare and held annually. All activities necessary to organize any such meeting will be undertaken by the Corporation on behalf of Computershare. At all meetings of the Unitholders each holder is entitled to one vote in respect of each Trust Unit or Class A trust unit held. Unitholders may attend and vote at all meetings of the Unitholders either in person or by proxy and a proxy holder need not be a Unitholder. Two persons present in person either holding personally or representing as proxies at least five percent of the aggregate number of Trust Units and Class A trust units then outstanding constitute a quorum for the transaction of business at all such meetings. Except as otherwise provided in the Trust Indenture, matters requiring the approval of the Unitholders must be approved by extraordinary resolution.

Unitholders are entitled to pass resolutions that will bind Computershare, as trustee, with respect to a limited list of matters, including but, not limited to, the following: (i) the removal or appointment of Computershare as trustee; (ii) the removal or appointment of the auditor of the Trust; (iii) the amendment of the Trust Indenture; (iv) the approval of subdivisions or consolidations of Trust Units or Class A trust units; (v) the sale of the assets of the Trust an entirety or substantially as an entirety; and (vi) the termination of the Trust.

Unitholders can also consider the appointment of an inspector to investigate whether Computershare has performed its duties arising under the Trust Indenture. Such an inspector shall be appointed if a resolution approving the appointment of such inspector is passed by a majority of the votes duly cast at a meeting held for that purpose.

Voting at Meetings of Corporation

Since Unitholders do not directly hold Common Shares or Royalty Units, they are not permitted to vote directly at meetings of the holders of Common Shares and Royalty Units. However, Computershare, as trustee, is required by the Trust Indenture to vote such Common Shares or Royalty Units in accordance with, and subject to, the direction provided by Unitholders at meetings of Unitholders. Computershare is not permitted to vote any Common Shares or Royalty Units without first receiving such direction.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of such holders, subject to the following:

•	a vote may be held only if: (i) requested in writing by the holders of not less than 25% of the Trust Units and Class A trust units, in the aggregate; or (ii) if the Trust Units and the Class A trust units have become ineligible for investment by RRSPs, RRIFs, RESPs and DPSPs;

•	the termination must be approved by extraordinary resolution of the Unitholders; and

•	a quorum representing five percent of the issued and outstanding Trust Units and Class A trust units, in the aggregate, must be present or represented by proxy at the meeting at which the vote is taken.

If the termination is approved, Computershare, as trustee, will sell the assets of the Trust, discharge all known liabilities and obligations, and distribute the remaining assets to the Unitholders. Computershare will distribute directly to the Unitholders any assets which Computershare is unable to sell by the date set for termination.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any personal liability in connection with the Trust or its obligations and affairs, and the satisfaction of claims of any nature arising out of or in connection therewith is only to be made out of the Trust’s assets. Additionally, the Trust Indenture states that no Unitholder is liable to indemnify or reimburse Computershare for any liabilities incurred by Computershare with respect to any taxes payable by or liabilities incurred by the Trust or Computershare, and all such liabilities will be enforceable only against, and will be satisfied only out of the Trust’s assets. It is intended that the operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust. Legislation has been enacted in Alberta which reduces the risk to Unitholders from the legal uncertainties regarding the potential liability of Unitholders.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

Subscription Receipts may be offered separately or together with Trust Units. The Subscription Receipts will be issued under a subscription receipt agreement.

A Subscription Receipt is a security of the Trust that will entitle the holder to receive a Trust Unit upon the completion of a transaction, typically an acquisition by the Trust of the assets or securities of another entity. Subsequent to the offering of Subscription Receipts, the subscription proceeds for the Subscription Receipts are held in escrow by the designated escrow agent, pending the completion of the transaction. Holders of Subscription Receipts are not Unitholders. Holders of Subscription Receipts are only entitled to receive Trust Units upon the surrender of their Subscription Receipts to the escrow agent or to a return of the subscription price for the Subscription Receipts together with any payments in lieu of interest or other income earned on the subscription proceeds.

The particular terms and provisions of Subscriptions Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts. This description will include, where applicable: (i) the number of Subscription Receipts: (ii) the price at which the Subscription Receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of Subscription Receipts will become entitled to receive Trust Units; (iv) the number of Trust Units or other securities that may be obtained upon exercise of each Subscription Receipt; (v) the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security; (vi) the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the Subscription Receipts; and (viii) any other material terms and conditions of the Subscription Receipts.

MATERIAL DEBT

Credit Facility

On June 17, 2007, the Corporation entered into a new $1.2 billion extendible revolving term credit facility syndicated among eleven financial institutions (the “Credit Facility”). The Credit Facility is unsecured, covenant based and has a three year term. The Corporation has the option to extend the Credit Facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. Various borrowing options are available under the Credit Facility, including prime rate based advances and bankers’ acceptance loans. The Credit Facility carries floating interest rates that are expected to range between 0.65 percent and 1.15 percent over bankers acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $35 million demand operating line of credit for working capital purposes. As at October 22, 2007, availability under the Credit Facility and the demand operating line of credit were reduced by drawings of $592 million and by outstanding letters of credit in the amount of approximately $16 million.

Under the credit agreement relating to the Credit Facility, the Trust is restricted from making distributions under certain circumstances. See “Distributions — Restrictions on Distributions”.

The terms of the credit agreement relating to the Credit Facility ensure that the lenders have priority over the Unitholders with respect to the assets and income of the Trust. In the event that we default on our debts, amounts due and owing to the lenders under the credit facility must be paid before any distribution can be made to Unitholders. This could result in an interruption of distributions. See “Risk Factors — Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders”.

Senior Unsecured Notes

On April 23, 2003, the Corporation completed a U.S.$200 million private placement of senior unsecured notes to a group of U.S. investors (the “2003 U.S. Senior Notes”). The 2003 U.S. Senior Notes were offered in two tranches: U.S.$150 million at 4.93% due April 23, 2010 and U.S.$50 million at 5.47% due April 23, 2013. Interest on these notes is payable semi-annually.

On December 1, 2005, the Corporation completed a £50 million private placement of senior unsecured ten year notes to a group of U.K. based investors (the “U.K. Senior Notes”). In a related transaction, Pengrowth entered into a series of currency swaps to mitigate the foreign exchange risk and fixed the effective coupon rate of the U.K. Senior Notes at 5.49%. Interest on these notes is payable semi-annually.

On July 26, 2007, the Corporation completed a U.S.$400 million private placement of 6.35% senior unsecured ten year 2007 U.S. Senior Notes to a group of U.S. investors. Interest on these notes is payable semi-annually.

Under the note agreements relating to the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes, the Trust is restricted from making distributions under certain circumstances. See “Distributions — Restrictions on Distributions”.

The terms of the note agreements relating to the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes ensure that note holders have priority over the Unitholders with respect to the assets and income of the Trust. In the event that we default on our debts, amounts due and owing to the note holders under the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes must be paid before any distributions can be made to Unitholders. This could result in an interruption of distributions. See “Risk Factors — Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders”.

Convertible Debentures

As a result of the Esprit Merger, Pengrowth assumed all of Esprit’s 6.5 percent convertible unsecured subordinated debentures (the “Debentures”). The Debentures are subject to the terms and conditions of a trust indenture entered into among Esprit Energy Trust, Esprit Exploration Ltd. and Computershare Trust Company of Canada (as trustee) and dated July 28, 2005 (the “Debenture Indenture”). The Debentures were originally issued on July 28, 2005 for a $100 million principal amount with interest paid semi-annually in arrears on June 30 and December 31 of each year. On closing of the Esprit Merger, $95.8 million principal amount of Debentures was outstanding. Pengrowth assumed all obligations under the Debenture Indenture pursuant to the terms of the first supplemental trust indenture entered into among Esprit Energy Trust, Esprit Exploration Ltd., the Trust, the Corporation and Computershare Trust Company of Canada (as trustee) and dated October 2, 2006 (the “First Supplemental Debenture Indenture”).

Each $1,000 principal amount of Debentures is convertible at the option of the holder at any time into Trust Units at a conversion price of $25.54 per Trust Unit. The Debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per Debenture or $1,025 per Debenture after December 31, 2009.

Pursuant to a change of control provision in the Debenture Indenture, as amended, Pengrowth was required to make an offer to purchase all of the outstanding Debentures at a price equal to 101 percent of the principal amount, plus any accrued and unpaid interest. On December 12, 2006 Pengrowth redeemed a portion of the Debentures, pursuant to the change of control provision, for cash proceeds of $21.8 million (including accrued interest of $0.6 million and offer premium of $0.2 million). As at June 30, 2007, $74 million principal amount of Debentures were outstanding.

Pursuant to the Debenture Indenture, as amended, the ability of the Trust to pay distributions to Unitholders may be affected under certain circumstances. See “Distributions — Restrictions on Distributions” and “Risk Factors — Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders”.

DISTRIBUTIONS

General

We currently make monthly payments to our Unitholders on the 15th day of each month or the first business day following the 15th day. The record date for any distribution is ten business days prior to the distribution date or such other date as may be determined by the Board of Directors. In accordance with stock exchange rules, an ex-distribution date occurs two trading days prior to the record date to permit time for settlement of trades of securities and distributions must be declared a minimum of seven trading days before the record date.

Historical Distributions

Distributions to Unitholders for the three-month period ended September 30, 2007 totaled $0.75 per Trust Unit. We currently have set the level of monthly cash distributions at $0.225 per Trust Unit. However, distributions can and may fluctuate in the future. The availability of cash flow for the payment of distributions is derived mainly from producing and selling our oil, natural gas and related products and as such will at all times be dependent upon a number of factors, including resource prices, production rates and contributions to the reserve fund. The Board of Directors will continue to examine distributions on a monthly basis while considering overall market conditions prior to setting the distribution level each month. The Board of Directors cannot assure you that cash flow will be available for distribution to Unitholders in the amounts anticipated or at all. See “Risk Factors”.

Distributions declared and paid to Unitholders in 2007 and declared and paid for the preceding five fiscal years were as follows:

	2007(1)		2006	2005	2004	2003	2002

First Quarter	$0.75		$0.75	$0.69	$0.63	$0.75	$0.41
Second Quarter	0.75		0.75	0.69	0.64	0.67	0.54
Third Quarter	0.75		0.75	0.69	0.67	0.63	0.52
Fourth Quarter	0.225	(2)	0.75	0.75	0.69	0.63	0.60

Total	—		$3.00	$2.82	$2.63	$2.68	$2.07

Notes:

(1)	Numbers in this column reflect only distributions declared and paid on or before October 15, 2007.

(2)	On October 15, 2007, the monthly distribution paid to Unitholders was $0.225 per Trust Unit, representing a reduction of 10% from the monthly distribution of $0.25 per Trust Unit for the first three quarters of 2007.

(3)	Based on actual distributions paid or declared.

(4)	All amounts distributed to Unitholders from the inception of the Trust to December 31, 2006 have been treated as a return of capital, except that in 1996, 1999, 2000, 2001, 2002, 2003, 2004, 2005 and 2006 respectively, the Trust had taxable income per Trust Unit of $0.2044, $0.6742, $1.9831, $1.7951, $0.4252, $1.4692, $1.4328, $2.2241 and $2.40 respectively, which was allocated to Unitholders representing 12.2%, 30.4%, 55.8%, 51.4%, 22.0%, 55.2%, 55.3%, 80% and 80% of total cash distributions for those years. For Canadian residents, amounts which are treated as a return of capital generally are not required to be included in a Unitholder’s income but such amounts will reduce the adjusted cost base to the Unitholder of the Trust Units.

At the special meeting of the Royalty Unitholders held on April 23, 2002, the Royalty Unitholders approved the amendment of the royalty indenture between the Corporation and Computershare, dated July 27, 2006 (the “Royalty Indenture”) to permit the Board of Directors to establish a holdback, within the Corporation, of up to 20% of its gross revenue if the Board of Directors determines that it would be advisable to do so in accordance with prudent business practices to provide for the payment of future capital expenditures or for the payment of royalty income in any future period. Accordingly, the Corporation would be able to apply these amounts towards capital should it be prudent to do so or keep the funds in another form to be paid out in the future, potentially stabilizing the profile of distributions paid by the Trust. Subsequent to this Royalty Unitholder action, the Board of Directors authorized the establishment of a holdback to fund future capital obligations and future payments of royalty income to the Trust comprised of funds retained within the Corporation. The Board of Directors may change the distributions or the amount withheld in the future depending on a number of factors including future commodity prices, capital expenditure requirements and the availability of debt and equity capital.

The return on an investment in Trust Units is not comparable to the return on an investment in a fixed-income security. The recovery of the initial investment made by Unitholders is at risk, and the anticipated return on the Unitholder’s investment is based on many performance assumptions. Although we intend to make distributions of a portion of our available cash, these cash distributions may be reduced or suspended. Cash distributions are not guaranteed. Our ability to make cash distributions and the actual amount distributed will depend on numerous factors including, among other things: our financial performance, debt obligations, working capital requirements and future capital requirements, all of which are susceptible to a number of risks. In addition, the market value of the Trust Units may decline as a result of many factors, including our inability to meet our cash distribution targets in the future, and that decline may be significant. Prospective purchasers of Trust Units also should consider the particular risk factors that may affect the industry in which we operate, and therefore the stability of the distributions they would receive. See “Risk Factors”. This section also describes our assessment of those risk factors, as well as potential consequences to Unitholders if a risk should occur.

The after-tax return from an investment in Trust Units to Unitholders, for Canadian income tax purposes, can be made up of both a return on, and a return of, capital. That composition may change over time, thus affecting an investor’s after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder’s adjusted cost base in the Trust Unit for purposes of the Tax Act). Returns of capital to a Unitholder who is not resident in Canada for purposes of the Tax Act or is a partnership that is not a “Canadian partnership” for purposes of the Tax Act will be subject to Canadian withholding tax. Prospective Unitholders should consult their own tax advisors with respect to the Canadian income tax considerations in their own circumstances.

Restrictions on Distributions

The ability of the Trust to make cash distributions or return capital contributions to Unitholders may be directly or indirectly affected in certain events as a result of certain restrictions, including restrictions set forth in (i) the credit agreement relating to the Credit Facility; (ii) the note purchase agreements relating to the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes; and (iii) the Debentures. In particular, the funds required to satisfy the interest payable on the foregoing obligations, as well as the amounts payable upon the redemption or maturity of such obligations, as applicable, or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Revolving Credit Facility

The credit agreement relating to the Credit Facility stipulates that the Trust shall not make or agree to make cash or other distributions or return capital contributions to Unitholders when a “Default” (subject to certain exceptions) or an “Event of Default” has occurred or is continuing or would reasonably be expected to occur as a result of such distribution or return of capital. “Events of Default” are defined in the credit agreement to include those events of default which are typically referred to in a loan agreement of such type and include, among other things: (i) the failure to repay amounts owing under the Credit Facility; (ii) the voluntary or involuntary insolvency of the Trust or its subsidiaries; (iii) the default of obligations owing under other debt arrangements; (iv) the change of control of the Trust; or (v) the Trust’s divestiture of some or all of its debt or equity interest in the Corporation. “Default” is defined in the credit agreement to mean any event or circumstance which, with the giving of notice or lapse of time or otherwise, would constitute an Event of Default.

In addition to the standard representations, warranties and covenants commonly contained in a credit facility of this nature, the Credit Facility includes the following key financial covenants:

•	the ratio of Consolidated Senior Debt (as defined below) to Consolidated EBIDTA (as defined below) at the end of any fiscal quarter shall not exceed 3:1, except that upon the completion of a Material Acquisition (as defined below), and for a period extending to the end of the second full fiscal quarter thereafter, this limit increases to 3.5:1;

•	the ratio of Consolidated Total Debt (as defined below) to Consolidated EBIDTA at the end of any fiscal quarter shall not exceed 3.5:1; except that upon the completion of a Material Acquisition, and for a period extending to the end of the second full fiscal quarter thereafter, this limit increases to 4:1; and

•	the ratio of Consolidated Senior Debt (as defined below) to Total Capitalization (as defined below) shall not exceed 50%, except that upon the completion of a Material Acquisition, and for a period extending to the end of the second full fiscal quarter thereafter, this limit increases to 55%.

With respect to these financial covenants, the following definitions apply to the Trust and its subsidiaries on a consolidated basis:

Consolidated Senior Debt:	All obligations, liabilities and indebtedness that would be classified as debt on the consolidated balance sheet of the Trust, including, without limitation,

certain items including all indebtedness for borrowed money, but excluding certain items.

Consolidated Total Debt:	The aggregate of Consolidated Senior Debt and Subordinated Debt.

Consolidated EBITDA:	The aggregate of the last four quarters’ net income from operations plus the sum of:

• income taxes;

• interest expense;

• all provisions for federal, provincial or other income and capital taxes;

• depreciation, depletion and amortization expense; and

• other non-cash amounts.

Material Acquisition:	An acquisition or series of acquisitions which increases the consolidated tangible assets of Pengrowth by more than 5%.

Subordinated Debt:	Debt which, by its terms, is subordinated to the obligations to the lenders under the Credit Facility.

Total Capitalization:	The aggregate of Consolidated Total Debt and the Unitholders’ equity (calculated in accordance with GAAP as shown on the Trust’s consolidated balance sheet)

Senior Unsecured Notes

The holders of the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes are entitled to certain remedies upon the occurrence of an “Event of Default”, which remedies may restrict the ability of the Trust to make distributions to Unitholders. The note agreements relating to the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes contain certain restrictions on the ability of the Corporation to make payments to the Trust if, at the time thereof or if after giving effect thereto, a “Default” or “Event of Default” would exist. In addition, in connection with the note agreements relating to the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes the Trust agreed that if it has actual knowledge that Default or an Event of Default has occurred and is continuing, it will not make any payment in respect of any distribution to unitholders. An “Event of Default” is defined in the note purchase agreements to include those events of default which are typically referred to in a note purchase agreement of a similar nature (including failure to pay principal and interest when due, default in compliance with other covenants, inaccuracy of representations and warranties, cross default to other indebtedness, certain events of insolvency or the rendering of judgments against the Trust of the notes in excess of certain threshold amounts). “Default” is defined in the note agreements to mean any event or circumstance which, with the giving of notice or lapse of time or both, would constitute an Event of Default.

In addition to standard representations, warranties and covenants, the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes also contain the following key financial covenants:

•	the ratio of Consolidated EBIDTA (as defined below) to interest expense for the four immediately preceding fiscal quarters shall be not less than 4:1;

•	with respect to the 2003 U.S. Senior Notes and the U.K. Senior Notes only, the Consolidated Total Debt (as defined below) is limited to 60% of the Consolidated Total Established Reserves (as defined below) determined and calculated not later than the last day of the first fiscal quarter of the next succeeding fiscal year of the Trust;

•	with respect to the 2007 U.S. Senior Notes only, the Consolidated Total Debt (as defined below) to Total Capitalization (as defined below) shall not exceed 55% at the end of each fiscal quarter; and

•	the ratio of Consolidated Total Debt to Consolidated EBITDA for each period of four consecutive fiscal quarters shall not exceed 3.5:1.

With respect to these financial covenants, the following definitions apply to the Trust and its subsidiaries on a consolidated basis:

Consolidated EBIDTA:	The sum of: (i) net income determined in accordance with GAAP; (ii) all provisions for federal, provincial or other income and capital taxes; (iii) all provisions for depletion, depreciation, and amortization; (iv) interest expense; and (v) non-cash items.

Consolidated Total Debt:	Has substantially the same meaning as “Consolidated Senior Debt” in the definitions relating to the Credit Facility.

Consolidated Total Established Reserves:	The sum of: (i) 100% of the present value of Pengrowth’s proved reserves; and (ii) 50% of the present value of Pengrowth’s probable reserves.

Total Capitalization:	Consolidated Total Debt plus Unitholder equity in the Trust.

Convertible Debentures

The holders of the Debentures are entitled to certain remedies upon an “Event of Default”, which remedies may restrict the ability of the Trust to make distributions to Unitholders. In particular, the Trust is prohibited from declaring or making distributions to Unitholders upon the occurrence of an Event of Default unless and until each such default has been cured or waived or ceases to exist. Furthermore, the Trust is prohibited from declaring any distribution to Unitholders if, at the time the Corporation resolves, as administrator of the Trust, to make the said declaration, the Corporation has actual knowledge that the paying of the said distribution would result in an Event of Default. An “Event of Default” will occur if any one or more of the following described events has occurred and is continuing with respect to the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under applicable bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the trustee under the Debenture Indenture, as amended, to the Trust specifying such default and requiring the Trust to rectify the same.

The Debenture Indenture, as amended, includes, amongst others, the following covenants:

•	the Trust is required to punctually pay or cause to be paid all principal, premium and interest amounts as prescribed by the Debenture Indenture, as amended;

•	the Trust is required to pay the trustee under the Debenture Indenture reasonable remuneration for its services as trustee and repay on demand all monies which have been paid by the trustee in execution of its obligations thereunder;

•	the Trust is required to provide the trustee under the Debenture Indenture with notification immediately upon obtaining knowledge of any Event of Default;

•	the Trust is required to carry on its business in a proper, efficient and business-like manner and in accordance with good business practices;

•	the Trust is required to deliver to the trustee under the Debenture Indenture, within 120 days of the end of each calendar year, an officer’s certificate as to compliance with the terms and conditions of the Debenture Indenture; and

•	the Trust is prohibited from issuing additional debentures, which are convertible at the option of the holder into Trust Units of equal ranking to the Debentures if the principal amount of all issued and outstanding convertible debentures of the Trust would exceed 25% of the Trust’s total market capitalization after the issuance of such additional debentures.

RISK FACTORS

An investment in the Securities is subject to various risks including those risks inherent to our business. If any of these risks occur, our production, revenues and financial condition could be materially harmed, with a resulting decrease in distributions on, and the market price of, our Trust Units. As a result, the trading price of our Trust Units could decline, and you could lose all or part of your investment.

Before deciding whether to invest in any Securities, investors should consider carefully the risks set out below and in any documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated herein by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

The SIFT Rules are expected to materially and adversely affect the Trust, the Unitholders and the value of the Trust Units.

It is expected that the SIFT Rules will subject the Trust to trust level taxation beginning on January 1, 2011, which will materially reduce the amount of cash available for distributions to the Unitholders. Based on the proposed Canadian federal income tax rates and tax rate on account of provincial taxes, the Trust estimates that the SIFT Rules will, commencing on January 1, 2011, reduce the amount of cash available to the Trust to distribute to its Unitholders by an amount equal to 31.5% multiplied by the amount of the pre-tax income distributed by the Trust. A reduction in the value of the Trust Units would be expected to increase the cost to the Trust of raising capital in the public capital markets. In addition, the SIFT Rules are expected to substantially eliminate the competitive advantage the Trust currently enjoys compared to corporate competitors in raising capital in a tax efficient manner, while placing the Trust at a competitive disadvantage compared to industry competitors, including U.S. master limited partnerships, which will continue not to be subject to entity-level taxation. The SIFT Rules are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may be more difficult for the Trust to compete effectively for acquisition opportunities in the future. There can be no assurance that the Trust will be able to reorganize its legal and tax structure to reduce the expected impact of the SIFT Rules.

In addition, there can be no assurance that the Trust will be able to maintain its status as a grandfathered SIFT under the SIFT Rules until 2011. If the Trust exceeds the limits on the issuance of new Trust Units and convertible debt that constitutes normal growth during the transitional period from October 31, 2006 to December 31, 2010, the SIFT Rules would become effective on a date earlier than January 1, 2011. The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of $4.8 billion on October 31, 2006 as follows: 40% for the period November 1, 2006 to December 31, 2007, 20% for each of 2008, 2009 and 2010. Unused portions may be carried forward until December 31, 2010. It is anticipated that the issuance of 21,100,000 Trust Units on December 8, 2006 for proceeds of $461 million will constitute a portion of the 40% normal growth limit for the period ending on December 31, 2007.

Volatility in oil and natural gas prices could have a material adverse effect on results of operations and financial condition, which, in turn, could negatively affect the amount of distributions to our Unitholders.

The monthly distributions we pay to our Unitholders depend, in part, on the prices we receive for our oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. These factors include, among others:

•	global energy policy, including the ability of OPEC to set and maintain production levels for oil;

•	political conditions in the Middle East;

•	worldwide economic conditions;

•	weather conditions including weather-related disruptions to the North American natural gas supply;

•	the supply and price of foreign oil and natural gas;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity to, and capacity of, transportation facilities;

•	the effect of worldwide energy conservation measures; and

•	government regulation.

Declines in oil or natural gas prices could have an adverse effect on our operations, financial condition and proved reserves and ultimately on our ability to pay distributions to our Unitholders.

Distributions may be reduced during periods in which the Corporation makes capital expenditures using cash flow, which could also negatively affect the market price of the Trust Units.

Production and development costs incurred with respect to properties, including power costs and the costs of injection fluids associated with tertiary recovery operations, reduce the royalty income that the Trust receives and, consequently, the amounts we can distribute to our Unitholders.

The timing and amount of capital expenditures will directly affect the amount of income available for distribution to our Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made. To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Corporation’s ability to make the necessary capital investments to maintain or expand oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that the Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the cash we receive from the Corporation on the Royalty Units will be reduced, resulting in reductions to the amount of cash we are able to distribute to our Unitholders.

Actual reserves will vary from reserve estimates, and those variations could be material, and negatively affect the market price of the Trust Units and distributions to our Unitholders.

The value of the Trust Units will depend upon, among other things, the Corporation’s reserves. In making strategic decisions, we generally rely upon reports prepared by our independent reserve engineers. Estimating reserves is inherently uncertain. Ultimately, actual production, revenues and expenditures for the underlying properties will vary from estimates and those variations could be material. Changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our Trust Units. The reserve and cash flow information contained in the documents incorporated by reference represent estimates only. Petroleum engineers consider many factors and make assumptions in estimating reserves. Those factors and assumptions include:

•	historical production from the area compared with production rates from similar producing areas;

•	the assumed effect of government regulation;

•	assumptions about future commodity prices, exchange rates, production and development costs, capital expenditures, abandonment costs, environmental liabilities, and applicable royalty regimes;

•	initial production rates;

•	production decline rates;

•	ultimate recovery of reserves;

•	marketability of production; and

•	other government levies that may be imposed over the producing life of reserves.

If any of these factors and assumptions prove to be inaccurate, our actual results may vary materially from our reserve estimates. Many of these factors are subject to change and are beyond our control. In particular, changes in the prices of, and markets for, oil and natural gas from those anticipated at the time of making such assessments will affect the return on, and value of, our Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty that could result in lower production and reserves than anticipated. A significant portion of our reserves are classified as “undeveloped” and are subject to greater uncertainty than reserves classified as “developed”.

In accordance with normal industry practices, we engage independent petroleum engineers to conduct a detailed engineering evaluation of our oil and gas properties for the purpose of estimating our reserves as part of our year-end reporting process. As a result of that evaluation, we may increase or decrease the estimates of our reserves. We do not consider an increase or decrease in the estimates of our reserves in the range of up to five percent to be material or inconsistent with normal industry practice. Any significant reduction to the estimates of our reserves resulting from any such evaluation could have a material adverse effect on the value of our Trust Units.

If the Corporation is unable to acquire additional reserves, the value of the Trust Units and distributions to our Unitholders may decline.

Our future oil and natural gas reserves and production, and therefore the cash flows of the Trust, will depend upon our success in acquiring additional reserves. If we fail to add reserves by acquiring or developing them, our reserves and production will decline over time as they are produced. When reserves from our properties can no longer be economically produced and marketed, our Trust Units will have no value unless additional reserves have been acquired or developed. If we are not able to raise capital on favourable terms, we may not be able to add to or maintain our reserves. If we use our cash flow to acquire or develop reserves, we will reduce our cash available to be distributed. There is strong competition in all aspects of the oil and gas industry, including reserve acquisitions. We will actively compete for reserve acquisitions and skilled industry personnel with other oil and gas companies and energy trusts. However, many of our competitors have greater resources than we do and we cannot assure you that we will be successful in acquiring additional reserves on terms that meet our objectives.

Our operation of oil and natural gas wells could subject us to environmental claims and liability which would be funded out of our cash flow and could therefore reduce cash flow otherwise payable to our Unitholders.

The oil and natural gas industry is subject to extensive environmental regulation, which imposes restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, Canadian legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of this or other legislation may result in fines or the issuance of a clean-up order. Ongoing environmental obligations will be funded out of our cash flow and could therefore reduce the cash available to be distributed to our Unitholders.

We may be unable to successfully compete with other companies in our industry, which could negatively affect the market price of the Trust Units and distributions to our Unitholders.

There is strong competition in all aspects of the oil and gas industry. Pengrowth will actively compete for capital, skilled personnel, undeveloped lands, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Pengrowth. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market oil and other products on a world-wide basis and, as such, have greater and more diverse resources on which to draw.

Incorrect assessments of value at the time of acquisitions could adversely affect the value of our Trust Units and distributions to our Unitholders.

Acquisitions of oil and gas properties or companies will be based in large part on engineering and economic assessments made by independent engineers. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond our control. All such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated.

Our indebtedness may limit the amount of distributions that we are able to pay our Unitholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for distribution to our Unitholders.

We are indebted under the Credit Facility, the Debentures, the 2003 U.S. Senior Notes, the 2007 U.S. Senior Notes and the U.K. Senior Notes. Certain covenants in the agreements with our lenders may limit the amount of distributions paid to Unitholders. See “Distributions — Restrictions on Distributions”. Variations in interest rates, exchange rates and scheduled principal repayments could result in significant changes in the amount we are required to apply to the service of our outstanding indebtedness. If we become unable to pay our debt service charges or otherwise cause an event of default to occur, our lenders may foreclose on, or sell, our properties. The net proceeds of any such sale will be allocated firstly to the repayment of our lenders and other creditors and only the remainder, if any, would be payable to the Trust by the Corporation. In addition, we may not be able to refinance some or all of these debt obligations through the issuance of new debt obligations on the same terms, and we may be required to refinance through the issuance of new debt obligations on less favorable terms or through the issuance of additional securities or through other means. In any such event, the amount of cash available for distribution may be diluted or adversely impacted and such dilution or impact may be significant.

We intend to dispose of certain non-core properties and to use the proceeds therefrom to repay outstanding indebtedness. There can be no assurance that we will complete such dispositions or as to the proceeds therefrom. See “Recent Developments — Asset Rationalization Program”.

We are dependent on our management and the loss of our key management and other personnel could negatively impact our business.

Our Unitholders are entirely dependent on the management of the Manager and the Corporation with respect to the acquisition of oil and gas properties and assets, the development and acquisition of additional reserves, the management and administration of all matters relating to properties and the administration of the Trust. The loss of the services of key individuals who currently comprise the management team of the Manager and the Corporation could have a detrimental effect on the Trust. In addition, increased activity within the oil and gas sector can increase the cost of goods and services and make it more difficult to attract and retain qualified professional staff.

A decline in the Corporation’s ability to market its oil and natural gas production could have a material adverse effect on production levels or on the price received for production, which, in turn, could reduce distributions to our Unitholders and affect the market price of the Trust Units.

The marketability of our production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. United States federal and state and Canadian federal and provincial regulation of oil and gas production and transportation, general economic conditions, and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors dramatically change, the financial impact on us could be substantial. The availability of markets is beyond our control.

The operation of a significant portion of our properties is largely dependent on the ability of third party operators, and harm to their business could cause delays and additional expenses in our receiving revenues, which could negatively affect the market price of the Trust Units and distributions to our Unitholders.

The continuing production from a property, and to some extent the marketing of production, is dependent upon the ability of the operators of our properties. Approximately 45 percent of our properties are operated by third parties, based on daily production. If, in situations where we are not the operator, the operator fails to perform these functions properly or becomes insolvent, then revenues may be reduced. Revenues from production generally flow through the operator and, where we are not the operator, there is a risk of delay and additional expense in receiving such revenues.

The operation of the wells located on properties not operated by us are generally governed by operating agreements which typically require the operator to conduct operations in a good and workman-like manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or willful misconduct. In addition, third-party operators are generally not fiduciaries with respect to the Corporation, the Trust or the Unitholders. The Corporation, as owner of working interests in properties not operated by it, will generally have a cause of action for damages arising from a breach of the operator’s duty. Although not established by definitive legal precedent, it is unlikely that the Trust or our Unitholders would be entitled to bring suit against third-party operators to enforce the terms of the operating agreements. Therefore, our Unitholders will be dependent upon the Corporation, as owner of the working interest, to enforce such rights.

Our distributions could be adversely affected by unforeseen title defects, which could reduce distributions to our Unitholders.

Although title reviews are conducted prior to any purchase of resource assets, such reviews cannot guarantee that an unforeseen defect in the chain of title will not arise to defeat our title to certain assets. Such defects could reduce the amounts distributable to our Unitholders, and could result in a reduction of capital.

Fluctuations in foreign currency exchange rates could adversely affect our business, and adversely affect the market price of the Trust Units as well as distributions to our Unitholders.

World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/United States dollar exchange rate which fluctuates over time. A material increase in the value of the Canadian dollar may negatively impact our net production revenue and cash flow. In 2007, the Canadian dollar generally has increased significantly in value relative to the United States dollar from historical levels, and no assurance can be given that such trend will not continue. To the extent that we have engaged, or in the future engage, in risk management activities related to commodity prices and foreign exchange rates, through entry into oil or natural gas price commodity contracts and foreign exchange contracts or otherwise, we may be subject to unfavourable price changes and credit risks associated with the counterparties with which we contract.

A decline in the value of the Canadian dollar relative to the United States dollar provides a competitive advantage to United States companies in acquiring Canadian oil and gas properties and may make it more difficult for us to replace reserves through acquisitions.

Being a limited purpose trust makes the Trust largely dependent upon the operations and assets of the Corporation. If the oil and natural gas reserves associated with the Corporation’s resource properties are not supplemented through additional development or the acquisition of oil and natural gas properties, the ability of the Corporation to continue to generate cash flow for distribution to Unitholders may be adversely affected.

The Trust is a limited purpose trust which is dependent upon the operations and assets of the Corporation. The Corporation’s income will be received from the production of crude oil and natural gas from its properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. Since the primary focus is to pursue growth opportunities through the development of existing reserves and the acquisition of new properties, the Corporation’s involvement in the exploration for oil and natural gas is minimal. As a result, if the oil and natural gas reserves associated with the Corporation’s resource properties are not supplemented through additional development or the acquisition of oil and natural gas properties, the ability of the Corporation to continue to generate cash flow for distribution to Unitholders may be adversely affected.

Management may have conflicts of interest that may create incentives for the Manager to act contrary to or in competition with the interests of our Unitholders.

The Manager provides the advisory, management and administrative needs of the Trust and the Corporation in consideration for a management fee which is currently based in part on the earnings of the Corporation. This arrangement may create an incentive for the Manager to maximize the earnings of the Corporation, rather than maximize its cash flow from operations, which is the primary basis for calculating distributions available to Unitholders.

The Manager may manage and administer such additional acquired properties, as well as enter into other types of energy related management and advisory activities and may not devote full time and attention to the business of the Corporation and therefore act contrary to or in competition with the interests of our Unitholders.

General and administrative expenses which the Manager incurs in relation to the business of the Corporation and the Trust are required to be paid by the Corporation. These expenses are not subject to a limit other than as may be provided under a periodic review by the Board of Directors and, as a result, there may not be an incentive for the Manager to minimize these expenses.

We may incur material costs as a result of compliance with health, safety and environmental laws and regulations which could negatively affect our financial condition and, therefore, reduce distributions to our Unitholders and decrease the market price of the Trust Units.

Compliance with environmental laws and regulations could materially increase our costs. We may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change, known as the Kyoto Protocol, that is intended to reduce emissions of pollutants into the air.

Lower oil and gas prices increase the risk of write-downs of our oil and gas property investments which could be viewed unfavourably in the market or could limit our ability to borrow funds or comply with covenants contained in our current or future credit agreements or other debt instruments.

Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a “ceiling limit” which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, we must charge the amount of the excess against earnings. As oil and gas prices decline, our net capitalized cost may approach and, in certain circumstances, exceed this cost ceiling, resulting in a charge against earnings. Under United States accounting rules, the cost ceiling is generally lower than under Canadian rules because the future net cash flows used in the United States ceiling test are based on proven reserves only. Accordingly, we would have more risk of a ceiling test write-down in a declining price environment if we reported under United States generally accepted accounting principles. While these write-downs would not affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit our ability to borrow funds or comply with covenants contained in our current or future credit agreements or other debt instruments.

Changes in Canadian legislation could adversely affect the value of our Trust Units.

The value of the Trust Units is largely related to our income tax treatment. We cannot assure you that income tax laws and government incentive programs relating to the oil and natural gas industry generally and the status of royalty trusts having our structure will not change in a manner that adversely affects your investment.

If the Trust ceases to qualify as a mutual fund trust it would adversely affect the value of our Trust Units.

It is intended that the Trust will at all times qualify as a mutual fund trust for the purposes of the Tax Act.

Notwithstanding the steps taken or to be taken by Pengrowth, no assurance can be given that the status of the Trust as a mutual fund trust will not be challenged by a relevant taxation authority. If the Trust’s status as a mutual fund trust is determined to have been lost, certain negative tax consequences will have resulted for the Trust and its Unitholders. These negative tax consequences include the following:

•	The Trust Units would cease to be a qualified investment for trusts governed by RRSPs, RRIFs, RESPs and DPSPs, as defined in the Tax Act. Where, at the end of a month, a RRSP, RRIF, RESP or DPSP holds Trust Units that ceased to be a qualified investment, the RRSP, RRIF, RESP or DPSP, as the case may be, must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to one percent of the fair market value of the Trust Units at the time such Trust Units were acquired by the RRSP, RRIF, RESP or DPSP. In addition, trusts governed by a RRSP or a RRIF which hold Trust Units that are not qualified investments will be subject to tax on the income attributable to the Trust Units while they are non-qualified investments, including the full capital gains, if any, realized on the disposition of such Trust Units. Where a trust governed by a RRSP or a RRIF acquires Trust Units that are not qualified investments, the value of the investment will be included in the income of the annuitant for the year of the acquisition. Trusts governed by RESPs which hold Trust Units that are not qualified investments can have their registration revoked by the Canada Revenue Agency.

•	The Trust would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax.

•	The Trust would not be entitled to use the capital gains refund mechanism otherwise available for mutual fund trusts.

•	The Trust Units would constitute “taxable Canadian property” for the purposes of the Tax Act, potentially subjecting non-residents of Canada to tax pursuant to the Tax Act on the disposition (or deemed disposition) of such Trust Units.

The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

The Trust is an Alberta trust and the Manager and the Corporation are both Alberta corporations. All of these entities have their principal places of business in Canada. All of the directors and officers of the Manager and the majority of the directors and officers of the Corporation are residents of Canada and all or a substantial portion of the assets of such persons and of the Trust are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Trust or such persons or to realize in the United States upon judgments of courts of the United States predicated upon civil remedies under the United States Securities Act of 1933, as amended. Investors should not assume that Canadian courts:

•	will enforce judgments of United States courts obtained in actions against the Trust or such persons predicated upon the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States; or

•	will enforce, in original actions, liabilities against the Trust or such persons predicated upon the United States federal securities laws or any such state securities or blue sky laws.

Your rights as a Unitholder differ from the rights associated with other types of investments and we cannot assure you that the distributions you receive over the life of your investment will meet or exceed your initial capital investment.

Trust Units should not be viewed by investors as shares in the Corporation. Trust Units are also dissimilar to conventional debt instruments in that there is no principal amount owing to our Unitholders. Trust Units represent a fractional interest in the Trust. Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The Trust’s assets are royalty units of, net profits interests in, and common shares of, the Corporation, Esprit Exploration Ltd. and other subsidiaries of the Trust, as well as certain facilities interests, and may also include certain other investments permitted under the Trust Indenture. The price per Trust Unit is a function of anticipated cash flow, the oil and natural gas properties acquired by the Corporation and the ability to effect long-term growth in the value of the Corporation. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Corporation to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of our Trust Units.

Trust Units will have no value when reserves from the properties can no longer be economically produced or marketed and, as a result, cash distributions do not represent a “yield” in the traditional sense as they represent both return of capital and return on investment. Unitholders will have to obtain the return of capital invested out of cash flow derived from their investments in the Trust Units during the period when reserves can be economically recovered. Accordingly, we give no assurances that the distributions you receive over the life of your investment will meet or exceed your initial capital investment.

Future acquisitions may result in substantial future dilution of your Trust Units.

One of our objectives is to continually add to our reserves through acquisitions and through development. Our success is, in part, dependent on our ability to raise capital from time to time. Unitholders may also suffer dilution in connection with future issuance of Trust Units.

Canadian and United States practices differ in reporting reserves and production and our estimates may not be comparable to those of companies in the United States.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States. We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments). We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves. However, we separately estimate our reserves using prices and costs held constant at the effective date of the reserve report in accordance with the Canadian reserve reporting requirements. These latter requirements are similar to the constant pricing reserve methodology utilized in the United States.

We include in the documents incorporated herein by reference estimates of proved and proved plus probable reserves. The SEC generally prohibits the inclusion of estimates of probable reserves in filings made with it by United States oil and gas companies. This prohibition does not apply to the Trust because it is a Canadian foreign private issuer.

You may be required to pay taxes even if you do not receive any cash distributions.

You may be required to pay federal income taxes and, in some cases, state, provincial and local income taxes on your share of our taxable income even if you do not receive any cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

Unitholders who are United States persons face certain income tax risks.

The United States federal income tax risks related to owning and disposing of our Trust Units include the following:

•	We have elected under applicable United States Treasury Regulations to be treated as a partnership for United States federal income tax purposes. Section 7704 of the Internal Revenue Code of 1986, as amended (the “Code”) provides that publicly-traded partnerships such as the Trust will, as a general rule, be taxed as corporations. We will not be treated as a corporation for U.S. federal income tax purposes only if 90 percent or more of its gross income consists of “qualifying income”. Although we expect to satisfy the 90 percent requirement at all times, if we fail to satisfy this requirement, we will be treated as a foreign corporation. Such conversion will be taxable unless a certain filing is made.

•	If we were treated as a foreign corporation, we could be a passive foreign investment company or “PFIC”. If we were considered a PFIC, United States holders of Trust Units could be subject to substantially increased United States tax liability, including an interest charge upon the sale or other disposition of the United States holder’s Trust Units, or upon the receipt of “excess distributions” from the Trust. Certain elections may be available to a United States holder if we were classified as a PFIC to alleviate these adverse tax consequences.

•	We treat the Royalty between the Trust and the Corporation as a royalty interest for all legal purposes, including United States federal income tax purposes. The Royalty Indenture in some respects differs from more conventional “net profits” interests as to which the courts and the IRS have ruled regarding the federal income tax treatment as a royalty, and as a result the propriety of such treatment is not free from doubt. It is possible that the IRS could contend, for example, that we should be considered to have a working interest in the properties of the Corporation. If the IRS were successful in making such a contention, the United States federal income tax consequences to United States holders could be different, perhaps materially worse, than indicated in the discussion herein, which generally assumes that the Royalty Indenture will be respected as a royalty.

•	Gain or loss will be recognized on a sale of Trust Units equal to the difference between the amount realized and the United States holder’s tax basis for the Trust Units sold. Gain or loss recognized by a United States holder on the sale or exchange of Trust Units will generally be taxable as capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period of the Trust Units exceeds one year. A portion of any amount realized on a sale or exchange of Trust Units (which portion could be substantial) will be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to the recapture of depletion or depreciation deductions. Ordinary income attributable to depletion deductions and depreciation recapture could exceed net taxable gain realized upon the sale of the Trust Units and may be recognized even if there is a net taxable loss realized on the sale of the Trust Units. Thus, a United States holder may recognize both ordinary income and a capital loss upon a taxable disposition of Trust Units.

•	We have registered as a “tax shelter” with the United States Secretary of the Treasury because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which otherwise might be imposed if we failed to register and it were subsequently determined that registration was required. Registration as a “tax shelter” may increase the risk of an IRS audit of us or a Unitholder. Any Unitholder owning less than a one percent profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our Unitholders’ tax returns and may lead to audits of Unitholders’ tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

•	Because we cannot match transferors and transferees of Trust Units, we must maintain uniformity of the economic and tax characteristics of the Trust Units to a purchaser of these Trust Units. In the absence of such uniformity, the Trust may be unable to comply completely with a number of federal income tax requirements. A lack of uniformity, however, can result from a literal application of some Treasury regulations. If any non-uniformity was required by the IRS, it could have a negative impact on the value of the Trust Units.

•	The Trust may not be an appropriate investment for certain types of entities. For example, there is a risk that some of the Trust’s income could be unrelated business taxable income with respect to tax-exempt organizations. Prospective purchasers of Trust Units that are tax-exempt organizations are encouraged to consult their tax advisors regarding investments in Trust Units.

•	The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our Trust Units may be modified by administrative, legislative or judicial interpretation at any time. For example, in response to certain recent developments, members of Congress are considering substantive changes to the existing U.S. tax laws that would affect certain publicly traded partnerships. Any modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively. Although the currently proposed legislation would not appear to affect our tax treatment, we are unable to predict whether any of these changes, or other proposals, will ultimately be enacted. Any such changes could negatively impact the value of an investment in our Trust Units.

•	We prorate our items of income, gain, loss and deduction between transferors and transferees of our Trust Units each month based upon the ownership of our Trust Units on the first day of each month, instead of on the basis of the date a particular Trust Unit is transferred. The use of the proration method may not be permitted under existing Treasury Regulations, and, accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to challenge this method or new Treasury Regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our Unitholders.

•	On September 21, 2007, Canada and the United States signed the fifth protocol (the “Fifth Protocol”) of the Canada-U.S. Income Tax Convention, 1980 (the “Canada — U.S. Convention”). The Fifth Protocol must still be ratified in Canada and the U.S. prior to becoming effective. If ratification occurs in 2007, the Fifth Protocol will, subject to some exceptions discussed below, come into force on January 1, 2008. If ratification does not occur in 2007, the Fifth Protocol will come into force when the ratification procedures have been completed in Canada and the U.S. The Fifth Protocol contains new Article IV(7)(b), a treaty benefit denial rule, which would increase the Canadian withholding tax on Pengrowth’s distributions (which for the purposes of this paragraph includes deemed dividends pursuant to the SIFT Rules) to Non-Resident Unitholders who are residents of the U.S. for the purposes of the Canada-U.S. Convention. Article IV(7)(b) will not come into force until the first day of the third calendar year that ends after the Fifth Protocol is in force. Article IV(7)(b) generally denies benefits under the Canada-U.S. Convention in circumstances where (i) a Unitholder who is a resident of the U.S. for the purposes of the Canada-U.S. Convention receives an amount, such as a distribution, from an entity that is a resident of Canada, such as Pengrowth, (ii) Pengrowth is treated as a fiscally transparent entity for U.S. federal income tax purposes, which is the case inasmuch as Pengrowth is treated as a partnership for U.S. federal income tax purposes, and (iii) the tax treatment of the amount (or distribution) received by the U.S. Resident Unitholder would, for U.S. federal income tax purposes, be different if Pengrowth were not treated as fiscally transparent for U.S. federal income tax purposes. The effect of Article IV(7)(b) is that the Canadian withholding tax rate on distributions of income would be 25% instead of 15%. Returns of capital would still be subject to a 15% Canadian withholding tax and such rate is not modified by the Fifth Protocol.

Distributions to our Unitholders may be reduced during periods in which Pengrowth makes capital expenditures using cash flow.

To the extent that Pengrowth uses cash flow to finance acquisitions, development costs and other significant capital expenditures, the cash available to the Trust for the payment of distributions will be reduced. To the extent that external sources of capital, including the issuance of additional Trust Units, becomes limited or unavailable, Pengrowth’s ability to make the necessary capital investments to maintain or expand its oil and gas reserves and to invest in assets, as the case may be, will be impaired.

Changes in government regulations that affect the crude oil and natural gas industry could adversely affect Pengrowth and reduce our distributions to our Unitholders.

The oil and gas industry in Canada is subject to federal, provincial and municipal legislation and regulation governing such matters as land tenure, prices, royalties, production rates, environmental protection controls, the exportation of crude oil, natural gas and other products, as well as other matters. The industry is also subject to regulation by governments in such matters as the awarding or acquisition of exploration and production rights, oil sands or other interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights.

Government regulations may change from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas or increase Pengrowth’s costs, either of which would have a material adverse impact on Pengrowth.

On September 18, 2007, the Alberta Royalty Review Panel released its report providing non-binding recommendations on modifications to the Alberta provincial royalty and tax regime. If the recommendations were implemented in their current form, it would adversely impact our earnings from oil and gas activities. It is not possible to predict at this time which of the recommendations, if any, will be adopted by the Government of Alberta and implemented and therefore what the impact will be on Pengrowth.

We are subject to rules and regulations of the SEC related to internal control over financial reporting, which has increased our legal and compliance costs. Ineffective internal controls may have an adverse effect on our business and the trading price of our Trust Units.

We are subject to the public reporting requirements of the United States Securities Exchange Act of 1934, as amended, and we are required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. Section 404 requires us, among other things, annually to review and report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. We believe that compliance with Section 404 increased our legal and financial compliance costs. Any failure to develop or maintain effective controls, or difficulties encountered in their implementation or other effective improvement of our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions about the effectiveness of our internal controls. Ineffective internal controls subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our Trust Units.

If Pengrowth expands operations beyond oil and natural gas production in Canada, Pengrowth may face new challenges and risks. If Pengrowth is unsuccessful in managing these challenges and risks, its results of operations and financial condition could be adversely affected, which could affect the market price of the Trust Units and distributions to Unitholders.

Pengrowth’s operations and expertise are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin, together with its participation in the Sable Offshore Energy Project. In the future, Pengrowth may acquire oil and natural gas properties outside these geographic areas. Expansion of Pengrowth’s activities into new areas may present challenges and risks that it has not faced in the past. If Pengrowth does not manage these challenges and risks successfully, its results of operations and financial condition could be adversely affected.

Delays in business operations could adversely affect the Trust’s distributions to Unitholders and the market price of the Trust Units.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of Pengrowth’s properties, and the delays of those operators in remitting payment to Pengrowth, payments between any of these parties may also be delayed by:

•	restrictions imposed by lenders;

•	accounting delays;

•	delays in the sale or delivery of products;

•	delays in the connection of wells to a gathering system;

•	blowouts or other accidents;

•	adjustments for prior periods;

•	recovery by the operator of expenses incurred in the operation of the properties; or

•	the establishment by the operator of reserves for these expenses.

Any of these delays could reduce the amount of cash available for distribution to Unitholders in a given period and expose Pengrowth to additional third party credit risks.

Changes in market-based factors may adversely affect the trading price of the Trust Units.

The market price of our Trust Units is sensitive to a variety of market based factors including, but not limited to, interest rates, foreign exchange rates and the comparability of the Trust Units to other yield-oriented securities. Any changes in these market-based factors may adversely affect the trading price of the Trust Units.

The limited liability of Unitholders is uncertain.

Notwithstanding the fact that Alberta has adopted legislation purporting to limit Unitholder liability, because of uncertainties in the law relating to investment trusts, there is a risk that a Unitholder could be held personally liable for obligations of the Trust in respect of contracts or undertakings which the Trust enters into and for certain liabilities arising otherwise than out of contracts including claims in tort, claims for taxes and possibly certain other statutory liabilities. Pengrowth has structured itself and attempted to conduct its business in a manner which mitigates the Trust’s liability exposure and where possible, limits its liability to Trust property. However, such protective actions may not completely avoid Unitholder liability. Notwithstanding Pengrowth’s attempts to limit Unitholder liability, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. Further, although the Trust has agreed to indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of the Unitholder not having limited liability, Pengrowth cannot assure prospective investors that any assets would be available in these circumstances to reimburse Unitholders for any such liability. Legislation that purports to limit Unitholder liability has been implemented in Alberta but there is no assurance that such legislation will eliminate all risk of Unitholder liability. Additionally, the legislation does not affect the liability of Unitholders with respect to any act, default, obligation or liability that arose prior to July 1, 2004.

The redemption right of Unitholders is limited.

Unitholders have a limited right to require the Trust to repurchase Trust Units, which is referred to as a redemption right. See “Description of Trust Units — Redemption Right”. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The Trust’s ability to pay cash in connection with a redemption is subject to limitations. Any securities which may be distributed in specie to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

The industry in which Pengrowth operates exposes Pengrowth to potential liabilities that may not be covered by insurance.

Pengrowth’s operations are subject to all of the risks normally associated with the operation and development of oil and natural gas properties, including the drilling of oil and natural gas wells and the production and transportation of oil and natural gas. These risks and hazards include encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injury, loss of life or environmental and other damage to Pengrowth’s property and the property of others. Pengrowth cannot fully protect against all of these risks, nor are all of these risks insurable. Pengrowth may become liable for damages arising from these events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. While Pengrowth has both safety and environmental policies in place to protect its operators and employees and to meet regulatory requirements in areas where they operate, any costs incurred to repair damages or pay liabilities would reduce the funds available for distribution to the Unitholders.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable supplement to this Prospectus will describe certain Canadian federal income tax consequences to an investor who is resident of Canada or who is a non-resident of Canada of acquiring, owning or disposing of any Trust Units offered thereunder, including to the extent applicable, whether the distributions relating to the Trust Units will be subject to Canadian non-resident withholding tax.

The applicable supplement to this Prospectus will also describe certain United States federal income tax consequences of the ownership and disposition of any Trust Units offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

MATERIAL CONTRACTS

In addition to the material contracts set out in the AIF, the following contracts may be material to an investor in Securities:

•	the Trust Indenture;

•	the Royalty Indenture;

•	the amended and restated unanimous shareholder agreement among the Manager, the Corporation, the Trust and Computershare dated June 11, 2007;

•	the Fifth Amended and Restated Credit Agreement dated June 17, 2007 between Pengrowth and a syndicate of eleven financial institutions concerning the Credit Facility;

•	the Note Purchase Agreement dated July 26, 2007 concerning the 2007 U.S. Senior Notes;

•	the Note Purchase Agreement dated April 23, 2003 concerning the 2003 U.S. Senior Notes;

•	the Note Purchase Agreement dated December 1, 2005 concerning the U.K. Senior Notes;

•	the Debenture Indenture; and

•	the First Supplemental Debenture Indenture.

Copies of each of the foregoing material contracts are available through the Internet on SEDAR at www.sedar.com.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a series of Securities, certain legal matters relating to the offering of each series of the Securities will be passed upon for us by Bennett Jones LLP, Calgary, Alberta and certain United States legal matters, to the extent they are addressed in any Prospectus Supplement, will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and United States law.

The partners and associates of Bennett Jones LLP beneficially own, directly or indirectly, less than 1% of our outstanding Trust Units and Class A trust units, in the aggregate.

INTEREST OF EXPERTS

Our consolidated financial statements as at and for the years ended December 31, 2006 and 2005 incorporated by reference into this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 26, 2007 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

The schedules of revenues, royalties and operating expenses and notes thereto relating to the CP Assets for the years ended December 31, 2005 and 2004 incorporated by reference into this Prospectus have been audited by Ernst & Young LLP, independent auditors, as indicated in their report dated November 2, 2006 and are incorporated herein in reliance on their report given on their authority as experts in accounting and auditing.

Information relating to our reserves in our AIF was calculated based on an evaluation of, and reports on, our crude oil and natural gas reserves conducted and prepared by GLJ Petroleum Consultants Ltd. (“GLJ”), independent qualified reserves evaluators. Information relating to the reserves of the CP Assets included in our business acquisition report dated March 16, 2007 was calculated based on the evaluation of, and reports on, Esprit’s crude oil and natural gas reserves of the CP Assets conducted and prepared by GLJ. As of the date hereof, the directors and officers of GLJ, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding Trust Units and Class A trust units, in the aggregate.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) the consents of independent auditors, counsel and engineers; (iii) powers of attorney pursuant to which the amendments to the registration statement may be signed; and (iv) the Trust Indenture.

AUDITORS’ CONSENTS

Consent of KPMG LLP

The Board of Directors
Pengrowth Corporation, as Administrator of
Pengrowth Energy Trust

We have read the amended and restated short form base shelf prospectus dated October 24, 2007 relating to the sale and issue of trust units or subscription receipts of Pengrowth Energy Trust (“Pengrowth”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned amended and restated short form base shelf prospectus of our report to the unitholders of Pengrowth on the consolidated balance sheets of Pengrowth as at December 31, 2006 and 2005 and the consolidated statements of income and deficit and cash flow for each of the years then ended. Our report is dated February 26, 2007.

We consent to the incorporation by reference in the above-mentioned amended and restated short form base shelf prospectus of our audit report to the board of directors of Pengrowth Corporation, as administrator of Pengrowth and the unitholders of Pengrowth on management’s assessment of the effectiveness of the internal control over financial reporting as of December 31, 2006 and the effectiveness of Pengrowth’s internal control over financial reporting as of December 31, 2006. Our report is dated February 26, 2007.

We consent to the use in the business acquisition report dated October 31, 2006 incorporated by reference in the above-mentioned amended and restated short form base shelf prospectus of our report to the unitholders of Esprit Energy Trust on the consolidated balance sheets of Esprit as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flows for each of the years then ended. Our report is dated February 14, 2006.

We also consent to the use in the business acquisition report dated October 31, 2006 incorporated by reference in the above-mentioned amended and restated short form base shelf prospectus of our report to the unitholders of Esprit Energy Trust on the related supplemental note entitled “Differences between Canadian and United States Generally Accepted Accounting Principles” as at December 31, 2005 and 2004 and for each of the years then ended. Our report is dated August 21, 2006.

(signed) “KPMG LLP”
Chartered Accountants

Calgary, Canada
October 24, 2007

Consent of Ernst & Young LLP

The Board of Directors
Pengrowth Corporation, as Administrator of
Pengrowth Energy Trust

We have read the amended and restated short form base shelf prospectus dated October 24, 2007 (the “Prospectus”) relating to the sale and issue of Trust Units and Subscription Receipts of Pengrowth Energy Trust (“Pengrowth”). We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the board of directors of ConocoPhillips Canada (“ConocoPhillips”) on the schedules of revenue, royalties and operating expenses for the years ended December 31, 2005 and 2004 relating to the CP Assets (as that term is defined in the Prospectus). Our report is dated November 2, 2006.

(signed) “Ernst & Young LLP”
Chartered Accountants

Calgary, Canada
October 24, 2007

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 124 of the Business Corporations Act (Alberta) provides as follows:
124(1) Except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and the director’s or officer’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director or officer in respect of any civil, criminal or administrative action or proceeding to which the director or officer is made a party by reason of being or having been a director or officer of that corporation or body corporate, if
     (a) the director or officer acted honestly and in good faith with a view to the best interests of the corporation, and
     (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer had reasonable grounds for believing that the director’s or officer’s conduct was lawful.
(2) A corporation may with the approval of the Court indemnify a person referred to in subsection (1) in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favour, to which the person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by the person in connection with the action if the person fulfills the conditions set out in subsection (1)(a) and (b).
(3) Notwithstanding anything in this section, a person referred to in subsection (1) is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the person in connection with the defence of any civil, criminal or administrative action or proceeding to which the person is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity
     (a) was substantially successful on the merits in the person’s defence of the action or proceeding,
     (b) fulfills the conditions set out in subsection (1)(a) and (b), and
     (c) is fairly and reasonably entitled to indemnity.
(3.1) A corporation may advance funds to a person in order to defray the costs, charges and expenses of a proceeding referred to in subsection (1) or (2), but if the person does not meet the conditions of subsection (3) he or she shall repay the funds advanced.
(4) A corporation may purchase and maintain insurance for the benefit of any person referred to in subsection (1) against any liability incurred by the person
     (a) in the person’s capacity as a director or officer of the corporation, except when the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the corporation, or
     (b) in the person’s capacity as a director or officer of another body corporate if the person acts or acted in that capacity at the corporation’s request, except when the liability relates to the person’s failure to act honestly and in good faith with a view to the best interests of the body corporate.

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(5) A corporation or a person referred to in subsection (1) may apply to the Court for an order approving an indemnity under this section and the Court may so order and make any further order it thinks fit.
(6) On an application under subsection (5), the Court may order notice to be given to any interested person and that person is entitled to appear and be heard in person or by counsel.
The by-laws of Pengrowth Corporation (the “Corporation”) and Pengrowth Management Limited (the “Manager”), respectively, provide that they will indemnify the indemnified persons designated in Section 124(1) of the Business Corporations Act (Alberta) of the Corporation and the Manager, respectively, in the manner contemplated by the Business Corporations Act (Alberta).
As contemplated by Section 124(4) of the Business Corporations Act (Alberta), the Corporation has purchased insurance against potential claims against the directors and officers of the Corporation and against loss for which the Corporation may be required or permitted by law to indemnify such directors and officers.
Pursuant to the Amended and Restated Management Agreement (the “Management Agreement”) dated as of May 12, 2003 among the Corporation, Pengrowth Energy Trust (the “Trust”), Computershare Trust Company of Canada and the Manager, the Manager and these persons having served as a director, officer or employee thereof shall be indemnified by the Corporation (out of its assets and out of the royalty provided for in the Amended and Restated Royalty Indenture dated as of July 27, 2006 between the Corporation and Computershare Trust Company of Canada, as trustee) for all liabilities and expenses arising from or in any matter related to the Management Agreement, so long as the party seeking such indemnification shall not be adjudged liable for or guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of duty to the Corporation or the Trust, and shall not be adjudged to be in breach of any material covenants and duties of the Manager under the Management Agreement.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
EXHIBITS
See Exhibit Index beginning on page E-1.

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PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1.  Undertaking
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Registration Statement on Form F-10 or to transactions in said securities.
Item 2.  Consent to Service of Process
     Concurrent with the filing of this Registration Statement on Form F-10, dated October 24, 2007, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     Concurrent with the filing of this Registration Statement on Form F-10, dated October 24, 2007, the trustee for the registered securities, Computershare Trust Company of Canada, filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

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SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on the 24th day of October, 2007.

PENGROWTH ENERGY TRUST By: Pengrowth Corporation, Administrator
By:	/s/ James S. Kinnear
	Name:	James S. Kinnear
	Title:	President, Chairman and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of James S. Kinnear, Charles V. Selby and Christopher G. Webster, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and other documents and in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as they might or could do themselves, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them acting alone, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on October 24, 2007.

Signature	Title

/s/ James S. Kinnear James S. Kinnear	President, Chairman and Chief Executive Officer

/s/ Christopher G. Webster Christopher G. Webster	Chief Financial Officer (Principal Financial Officer)

/s/ Douglas C. Bowles Douglas C. Bowles	Vice President and Controller (Principal Accounting Officer)

/s/ John B. Zaozirny John B. Zaozirny	Director

Signature	Title

/s/ Stanley H. Wong Stanley H. Wong	Director

/s/ Thomas A. Cumming Thomas A. Cumming	Director

/s/ Michael S. Parrett Michael S. Parrett	Director

/s/ A. Terence Poole A. Terence Poole	Director

/s/ Kirby L. Hedrick Kirby L. Hedrick	Director

/s/ Wayne K. Foo Wayne K. Foo	Director

/s/ D. Michael G. Stewart D. Michael G. Stewart	Director
AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of the Registrant in the United States, on the 24th day of October, 2007.
/s/ Kirby L. Hedrick

Name: Kirby L. Hedrick
Title:   Director

EXHIBIT INDEX

Exhibit
Number	Description

4.1	The Registrant’s Annual Information Form, dated March 30, 2007, for the year ended December 31, 2006 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on April 2, 2007 (file no. 001-31253)).

4.2	The Registrant’s Management Information Circular, dated May 1, 2007, relating to the annual and special meeting of the Registrant’s unitholders held on June 11, 2007 (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on May 17, 2007 (file no. 001-31253)).

4.3	The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2006 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on April 2, 2007 (file no. 001-31253)).

4.4	The Registrant’s audited comparative consolidated annual financial statements for the year ended December 31, 2006, together with the notes thereto and the report of the Registrant’s auditors thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on April 2, 2007 (file no. 001-31253)).

4.5	The Registrant’s Management’s Discussion and Analysis for the period ended June 30, 2007 (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on August 14, 2007 (file no. 001-31253)).

4.6	The Registrant’s unaudited comparative consolidated interim financial statements for the period ended June 30, 2007 (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on August 14, 2007 (file no. 001-31253)).

4.7	The Registrant’s business acquisition report dated October 31, 2006 (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on November 30, 2006 (file no. 001-31253)).

4.8	The Registrant’s business acquisition report dated March 16, 2007 (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on March 16, 2007 (file no. 001-31253)).

4.9	Oil and Gas Producing Activities Prepared in Accordance with SFAS No. 69 — “Disclosure about Oil and Gas Producing Activities” (incorporated by reference from the Registrant’s Annual Report on Form 40-F filed on April 2, 2007 (file no. 001-31253)).

4.10	Reconciliation of Financial Statements of the Registrant for the years ended December 31, 2006 and 2005 to United States generally accepted accounting principles (incorporated by reference from the Registrant’s Annual Report on Form 40-F filed with the Commission on April 2, 2007 (file no. 001-31253)).

E-1

Exhibit
Number	Description

4.11	Reconciliation of Financial Statements of the Registrant for the period ended June 30, 2007 to United States generally accepted accounting principles (incorporated by reference from the Registrant’s Current Report on Form 6-K filed with the Commission on October 12, 2007 (file no. 001-31253))

5.1	Consent of Bennett Jones LLP.

5.2	Consent of KPMG LLP.

5.3	Consent of Ernst & Young LLP.

5.4	Consent of GLJ Petroleum Consultants Ltd.

6.1	Power of Attorney (included on the signature page of this Registration Statement).

7.1	Form of Amended and Restated Trust Indenture (incorporated by reference from the Registrant’s Registration Statement on Form 8-A/A filed with the Commission on June 15, 2007 (file no. 001-31253)).

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